UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) No. 90.400.888/0001-42

Company Registration (NIRE) No. 35.300.332.067

Minutes of the Board of Directors Meeting held on October 30th, 2015

On October 30th, 2015, at 9 a.m., at Banco Santander (Brasil) S.A. headquarters and by videoconference, the Board of Directors have met, with the attendance of all of its members, to take resolutions on the following Agenda:

I. To approve the dismissal of the current financial expert member of the Audit Committee, Mr. Graham Charles Nye, Brazilian, married, auditor, bearer of Identity Card (RG) No. 9.396.390 – SSP-SP, enrolled with Individual Taxpayer ID (CPF/MF) under No. 010.456.578-08, with effect as from October 30th, 2015;

II. Due to the dismissal above, to elect Mr. Luiz Carlos Nannini, Brazilian, married, accountant, bearer of Identity Card (RG) No. 9.221.586-5 – SSP/SP, enrolled with Individual ID (CPF/MF) under No. 038.563.538-95, with professional domicile in the city of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 – Vila Olímpia, 04543-011, as financial expert of the Audit Committee, pursuant to Article 17, item XXI of the Company’s By-Laws, for a complementary term valid up to March 18th, 2016.

It was registered: (i) the Audit Committee member just elected declares that he is not convicted of crime set in law, which forbids him from performing commercial activities, specially the crimes established in Article 147 of the Brazilian Corporation Law, as well as fulfills all the requirements set forth in Resolution CMN 4.122/2012, and shall only take office of his post after authorization of his election by the Brazilian Central Bank; and (ii) until the investiture of Mr. Luiz Carlos Nannini, the current member of the Audit Committee, Mrs. Elidie Palma Bifano, Brazilian, married, lawyer, bearer of Identity Card (RG) No 3.076.167 SSP/SP, enrolled with the Individual Taxpayer ID (CPF/MF) under No. 395.907.558-87, shall temporarily assume the function of financial expert.

The matters were discussed, analyzed and approved unanimously by the Directors.

There being no further matters to be resolved, the Meeting was finalized, and these minutes were prepared, which, after read and approved, was signed by all.

São Paulo, October 30th, 2015.

Signatures: Sergio Agapito Lires Rial – Chairman; Jesús María Zabalza Lotina – Vice-Chairman; Álvaro Antônio Cardoso de Souza, Celso Clemente Giacometti, Conrado Engel, José Antonio Alvarez Alvarez, José de Paiva Ferreira, José Maria Nus Badía, Marília Artimonte Rocca e Viviane Senna Lalli – Directors.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 3, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer